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                                                                  Exhibit 4.6.2

                                 AMENDMENT TO
                               OPTION AGREEMENT

     This Amendment to Option Agreement is made and entered into effective as of this 15th day of June 1998, by and between Grand Casinos, Inc., a Minnesota corporation (the "Company") and David L. Rogers ("Director").

     WHEREAS, in connection with his service as a member of the Board of Directors of the Company, Director was granted an option to purchase an aggregate of Twenty Thousand (20,000) shares of the common stock, $.01 par value, (the "Common Stock") of the Company (such number being subject to adjustment) pursuant to the terms and conditions of an Option Agreement made, entered into and dated as of July 9, 1992 (the "1992 Option Agreement"); and

     WHEREAS, as a result of both (i) a ten percent (10%) stock dividend and
(ii) a three for two (3 for 2) stock split declared by the Company, Director's original option to purchase Twenty Thousand (20,000) shares of Common Stock has been adjusted so that Director now has the right and option to purchase all, or any part of, Thirty Three Thousand (33,000) shares of Common Stock; and

     WHEREAS, the Company and Director both wish to amend the 1992 Option Agreement to conform it to the terms of the Company's 1995 Director Stock Option plan, specifically with respect to the term of and the time for exercise of the option.

     NOW, THEREFORE, in consideration of the premises and of the terms and conditions hereinafter set forth, the parties agree as follows:

     1.   AMENDMENT TO THE 1992 OPTION AGREEMENT.

          Paragraph 4 of the 1992 Option Agreement is hereby amended and restated in its entirety to read as follows:

          4. TERM OF OPTION. To the extent vested, and except as otherwise provided in this Agreement, the Option shall be exercisable for ten (10) years from the date of this Agreement; provided, however, that in the event that Director ceases to be a director of the Company, for any reason or no reason, with or without cause, Director or his legal representative shall have three (3) years from the date of such termination of his position as a director to exercise any part of the Option vested pursuant to sections 3 or 4 of this Agreement. Upon the expiration of such three
               (3) year period, or, if earlier, upon the expiration date of the Option as set forth above, the Option shall terminate and become null and void.

     2. All other terms and provisions of the 1992 Option Agreement shall remain the same.

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     3.   This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same document.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed effective the date and year first written above.

                                       GRAND CASINOS, INC.


                                       By:  /s/ Timothy Cope
                                            -------------------------------
                                            Timothy Cope
                                            CFO & Secretary

                                       DIRECTOR

                                       /s/ David L. Rogers
                                       -------------------------------
                                       David L. Rogers


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